ULTRA SERIES FUND
550 Science Drive
Madison, Wisconsin 53711
Tele:  608.274.0300; Fax:  608.663.9010

March 5, 2010

BY EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           Ultra Series Fund (“Trust”) Form N-14 Registration Statement (SEC File No. 333-164840)

Dear Sir/Madam:

    Filed herewith via EDGAR is Pre-Effective Amendment No. 1 to the Trust’s Form N-14 Registration (combined proxy statement/prospectus) relating to the following proposed reorganizations of the various series of the Trust:  (1) the Small Cap Growth Fund with and into the Small Cap Value Fund, (2) the Mid Cap Growth Fund with and into the Mid Cap Value Fund, and (3) the Global Securities Fund with and into the International Stock Fund.   The purpose of this filing is to respond to comments received from the staff on the initial filing of the registration statement.  What follows are the staff’s comments, followed by the Trust’s comments thereto.

In connection herewith, the Trust understands that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Part A

1.	Comment: In the shareholder letter in Part A, second to last paragraph, there is a typo (remove the word “the” in front of “your voting instruction”).

Response:  Done.

2.	Comment: Please include file numbers when incorporating documents by reference in Parts A, B and C.

Response:  Done.

3.
Comment:  Under “Synopsis—Accounting Treatment” as well as “Information About Each Reorganization—Accounting Treatment”, revise this paragraph as it relates to the Mid Cap Merger to make clear what is meant by “legal survivor”.  Also, disclose that with regard to the International and Small Cap Mergers, shareholders will merge into funds with higher fees, but that with regard to the Mid Cap Merger, the management fee is being decreased for the surviving fund.

Response:  Done.

4.	Comment: Under “Synopsis—Overview of Funds Subject to Transaction”, revise the first chart to include four columns for ease of reference.

Response:  Done.

5.	Comment: Under “Synopsis—Investment Objectives and Strategies”, for each fund, use a sentence or paragraph at the beginning of each section to highlight the key differences in fund strategies.

Response:  Done.

6.
Comment:  Under “Synopsis—Investment Objective and Strategies”, with regard to the International Merger discussion, explain why the disclosure states that the International Fund may invest up to 30% in emerging markets, but the chart on the next page lists this percentage at 50%.

Response:  This is an error.  The correct percentage is 30% in both spots and this change has been made.

7.	Comment: Under “Synopsis—Principal Risks”, summarize the risks applicable to each fund with bullet points at the beginning of each discussion.

Response:  Done.

8.
Comment:  Under “Expense Comparison”, for the International and Mid Cap Mergers, add a  sentence before the relevant fee tables to note that the fees will be higher for the acquiring fund than what was the case for the merging fund.  For the Small Cap Merger, indicate that the fees will remain the same.  Also for the Mid Cap Merger, indicate that the management fee reduction that will take place upon consummation of the reorganization is contractual in nature (i.e., the fee reduction will be reflected in an amendment to the investment advisory agreement).

Response:  Done.

9.
Comment:  Under “Performance”, for the International Fund, reconcile the reference in the chart to the “MSCI World Index” and the reference in the footnote to the “MSCI EAFE Index”.  Also, confirm that the 6/30/09 performance figures for the Mid Cap Funds are accurate.

Response:  The reference to the MSCI World Index was a typo; it should have been the MSCI EAFE Index.  This error has been corrected.  Also, the 6/30/09 performance figures for the Mid Cap Funds are, in fact, accurate.

10.	Comment: Under “Reasons for the Reorganizations”, indicate whether the Board considered if the reorganizations would dilute shares of the merging funds.

Response:  Yes, the Board did consider this, so disclosure has been added to this effect.

11.  Comment:  Under “Information About Each Reorganization”, if it is expected that any fund will incur material brokerage or other fees to reposition the fund’s holdings as a result of the reorganization, provide an estimate of these fees and include the amount as an adjustment to reduce the net assets of the combined fund in the capitalization table included within Part A, as well as in the Pro Forma Schedule of Investments and Pro Forma Statement of Assets and Liabilities in Part B.

Response:  The investment adviser to the funds (Madison Asset Management, LLC) is responsible for any and all costs associated with the reorganizations, including brokerage costs (see reference to this in the “Reasons for the Reorganizations” section and elsewhere in Part A).  Accordingly, no additional disclosure has been added.

12.	Comment: Under “Information About Each Reorganization—Effect of the Reorganizations on Capital Loss Carryforwards”, revise the format of the table to show four columns across the top.

Response: Done.

13. Comment: Under “Information About Each Reorganization”, indicate whether any reorganization is contingent upon any other reorganization being effected.

Response: There is no such contingency, and disclosure has been added to this effect.

14. Comment: Under “Information About Each Reorganization—Capitalization”, include footnotes to explain the pro forma adjustments.

Response: Done.

Part B

1.
Comment:  In each Pro Forma Schedule of Portfolio Investments, include a footnote stating that as of the date of these statements, all portfolio holdings of each merging fund would comply with the investment restrictions and/or compliance guidelines of each applicable acquiring fund.

Response:  Done.

2.	Comment: In each Pro Forma Statement of Assets and Liabilities, include footnotes to explain the pro forma adjustments.

Response:  Done.

3.	Comment: In the Pro Forma footnotes, include a table to summarize the level of valuation inputs used at the reporting date under FASB guidance on fair market measurements.

Response:  Done

Part C

1.
Comment:  On the signature page, the power of attorney referenced is too generic and cannot be used in connection with a Form N-14 filing. Please either obtain new powers of attorney or signatures on the signature page for the next filing of this Form N-14.

Response:  Done.

General Comments

1.	Comment: Respond to new Item 8 of Form N-1A (i.e., if financial intermediary compensation is applicable, provide relevant disclosure).

Response:  The Trust has adopted a Rule 12b-1 plan with respect to its class II shares and accordingly, may make payments under this plan to intermediaries (in this case, the insurance company whose separate accounts the Trust serves as a funding vehicle for) who provide certain services with respect to the funds’ shares.  Disclosure to this effect has been added.

2.	Comment: Respond to Item 9 of Form N-1A relating to portfolio holdings disclosure.

Response:  Done.

3.  Comment:  Please update all financial and performance data in Parts A and B to replace data provided as of 12/31/08 or 6/30/09 with data as of 12/31/09.  So, the figures in the following sections of Part A will need to be updated:  “Expense Comparison”, “Performance”, “Information About Each Reorganization—Effect of Reorganizations on Capital Loss Carryforwards”, and “Information About Each Reorganization—Capitalization”.  In addition, the Pro Forma Financial Statements and Notes in Part  B will need to be updated as well.

Response.  Done.

*  *  *  *

If you have any questions or comments regarding this filing, please call the undersigned at the telephone number listed above.

Respectfully submitted,

/s/ Pamela M. Krill

Pamela M. Krill
General Counsel and Chief Legal Officer

Cc:           Michelle Roberts, Email: robertsmi@sec.gov (SEC—Insurance)
Tony Burak, Email: burakt@sec.gov (SEC—Accounting)